UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35796

TRI Pointe Homes, Inc.(1)

(Exact name of registrant as specified in its charter)

19540 Jamboree Road, Suite 300,

Irvine, California, 92612

(949) 438-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

4.375% Senior Notes due 2019

5.875% Senior Notes due 2024

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One(1)

Pursuant to the requirements of the Securities Exchange Act of 1934, registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 24, 2015	By:	/s/ Bradley W. Blank
Bradley W. Blank
Vice President, General Counsel and Secretary

(1)	On July 7, 2015, TRI Pointe Homes, Inc. a Delaware corporation (“TRI Pointe”), completed a holding company reorganization through the merger (the “Merger”) of TPG Merger Inc., a Delaware corporation and, immediately prior to the effective time of the Merger, an indirect, wholly-owned subsidiary of TRI Pointe (“Merger Sub”), with and into TRI Pointe. The Merger was effected pursuant to an Agreement and Plan of Merger to Form Holding Company (the “Merger Agreement”), dated as of July 7, 2015, by and among TRI Pointe, Merger Sub and TRI Pointe Group, Inc., a Delaware corporation and, immediately prior to the effective time of the Merger, a direct, wholly-owned subsidiary of TRI Pointe (“Holdings”). Pursuant to the Merger Agreement, at the effective time of the Merger, each share of TRI Pointe common stock, par value $0.01 per share, was converted into one share of Holdings common stock, par value $0.01 per share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of TRI Pointe, which is now a wholly-owned subsidiary of Holdings, under the Exchange Act, and does not affect the reporting obligations of Holdings, which is the successor to TRI Pointe under the Exchange Act.